Mail Stop 3561

                                                February 24, 2006

Peter E. Julian
Chief Executive Officer
Performance Home Buyers, LLC
4130 Linden Avenue
Dayton, Ohio 45432

      Re:	Performance Home Buyers, LLC
      Amendment No. 2 to Registration Statement on Form SB-2
      Filed February 8, 2006
      File No. 333-129604

Dear Mr. Julian:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

	All page numbers refer to the courtesy copy of the registration statement that you provided to us.

General
1. We note your response to comment 1 in our letter dated December
8,
2005; however, we reissue that part of our previous comment asking you to revise the facing page of the registration statement to clarify that you will commence the offering as soon as practicable after the effectiveness of the registration statement. In addition, please revise the cover page of the prospectus to identify the maximum aggregate principal amount of each type of note that will be issued.

Prospectus Cover Page
2. We note your response to comment 4 in our letter dated December
8,
2005; however, we reissue our previous comment asking you to omit the reference to Sumner Harrington at the bottom of the cover page, since it implies a firm commitment offering.

Prospectus Summary, page 1
3. Please revise the prospectus to refer to "us" or "we," rather than the "Company," "PHB," or "Performance Home Buyers, LLC."

Escrow of Proceeds, page 6
4. We note your response to comment 5 in our letter dated December
8,
2005.  Please revise to describe what a "sweep account" is.

Risk Factors, page 8
5. We note your responses to comments 8 and 27 in our letter dated December 8, 2005; however, we reissue our comments. We note the conflicts of interest in connection with repaying the delinquent debt of the VIEs, favorable tax treatment for the common unit holders under lease-to-purchase arrangements, and the enforcement of contracts against affiliates. In addition, please include an organizational chart of subsidiaries in the prospectus.
6. We note that on page 29 you discuss your dependence on service providers to allow payment arrangements that are outside their normal collection parameters. Please discuss this dependence as a risk factor. Please specify what services are provided and describe the arrangement which may result in property liens or may adversely impact your properties.

Currently, we are not in compliance with all the covenant positions..., page 9
7. Please revise to describe the effect on your business if in the event of default you are unable to repay the bank loans in full.




We are subject to many regulations regarding consumer protections..., page 12
8. Please revise to quantify the limitations on interest rates, fees and other charges that you are allowed to charge. We note that on page 31 you state that the state of Ohio limits the interest rate on purchase contracts to no more than the 90-day commercial paper rate plus 8%. Please also describe the limitations on the terms of your purchase contracts. Further, please describe these limitations under your description of business.

Adverse economic conditions may harm our ability to operate..., page
17
9. We note your response to comment 9 in our letter dated December
8,
2005. Please revise to omit the mitigating language from the risk factor discussion.

If we cannot obtain sufficient financing..., page 19
10. Please discuss the specific tightening of credit availability that you experienced in 2005 and which may continue in 2006, as disclosed on page 28. In addition, discuss any reluctance by lenders to accept sub-prime loans.

Use of Proceeds, page 21
11. We note your response to comment 14 in our letter dated
December
8, 2005. If applicable, please revise to include any amounts that will be used for the following purposes:
* to ultimately repay the indebtedness of the VIEs or to redeem the
Class C preferred units of the VIEs,
* to pay offering expenses,
* to pay distributions to the holders of Class A, B or C preferred units or to retire these units, or
* to be kept as working capital reserves.

Management`s Discussion and Analysis..., page 23

VIEs and Prior Financings, page 24
12. Please revise to clarify that if the debtors of the VIEs sue for
repayment, your purchase of the properties may be unwound and that you may lose your entire investment, as disclosed on page 15 under
"[o]ur purchase of 47 properties...."  Further, we note that you state that the VIE debts equal $3,100,000, of which $1,160,000 remains delinquent, however, on page 14 you state that $6,369,213 of your indebtedness is the indebtedness of the VIEs. Please explain this discrepancy.

Financial Operations Overview, page 25
13. For each period, please revise to discuss any material changes for each line item. For example, we note that you do not discuss changes in net sales of residential property, net sales of rental property, rental income, other operating income, cost of residential property sold, cost of rental property sold, cost of rental operations, interest income, interest expense, interest expense on subordinated preferred member obligations, debt forgiveness income, and other miscellaneous income. Refer to Item 303(b)(1)(vi) of Regulation S-B.

Description of Business, page 31

Credit Review Process, page 35
14. We note your response to comment 28 in our letter dated
December
8, 2005. Please revise to quantify the criteria that you describe in bulleted format. For instance, disclose the length of employment, the minimum credit score or range, and the income level that you generally require.

Description of Notes, page 49

Redemption By Us At Any Time Upon Notice, page 55
15. We note your response to comment 33 in our letter dated
December
8, 2005. We reissue that part of our comment asking you to clarify whether your right to redeem at any time supersedes any prior election by the note holder to have his or her notes repaid at maturity.

Repurchase At Request of Holder, page 56
16. We note your response to comment 34 in our letter dated
December
8, 2005. Please revise to include your response in the disclosure.

Plan of Distribution, page 64
17. We note your response to comment 37 in our letter dated
December
8, 2005. Please provide us with your analysis of the applicability of the safe harbor under Rule 3a4-1 with respect to each person who will be relying on that exemption. Please revise your disclosure to identify the associated persons who will be participating in the offer and sale of the securities.
Financial Statements, page F-1

General
18. We note the revisions in response to comment 38 in our letter dated December 8, 2005 and your intention to update the financial statements to include audited financial statements for your latest fiscal year in accordance with Rule 3-10(g) of Regulation S-B in the next amendment. In doing so, please also update Summary Financial Information on page 7, ratio of earnings (loss) to fixed charges on pages 20, capitalization on page 22, Management`s Discussion and Analysis of Financial Condition and Results of Operations on page 23 and Exhibit 12.1.

Consolidated Statements of Cash Flows, page F-6
19. We note the revisions to your disclosure in response to comment
42 in our letter dated December 8, 2005. We also note that you reflect proceeds from sale of rental property and gain (loss) on sales of rental property as adjustments to reconcile net loss attributable to controlling interest to net cash used by operating activities. Please revise to reflect the net decrease in rental property as an adjustment under "changes in operating assets and liabilities." Please also disclose depreciation expense related to rental property in the notes to financial statements.
20. We note the revisions to your disclosure in response to comment
44 in our letter dated December 8, 2005. Please tell us the nature of the debt obligations that were forgiven in each period presented and whether the creditors were related parties. In the event the creditors are related parties as defined in FAS 57, please tell us your basis in GAAP for classifying the gains in income as opposed to treating the extinguishments as capital transactions. Please refer to footnote 1 of APB 26.

Notes to Consolidated Financial Statements, page F-7

Note 1 - Description of Business and Summary of Significant
Accounting Policies, page F-7

Inventories - Residential Properties, page F-7
21. We note your response to comment 49 in our letter dated
December
8, 2005 and reissue the comment. Please tell us the nature of the costs you incur to maintain the property during the term of land contracts. You may want to enhance your disclosure to add specificity for such costs. It should also be clear from such disclosure, your accounting policy regarding recognition of holding costs such as insurance and real estate taxes and costs to sell.

Note 2 - Variable Interest Entities (VIE), page F-8
22. We note your response to comment 53 in our letter dated
December
8, 2005 and the revisions to your disclosure. We are unclear on why you continued to consolidate the group 1 companies and hence eliminated the inter-company profit on the purchase of such assets.
It is not clear that paragraph 22 of FIN 46 would prohibit change in basis accounting following a purchase of a variable interest entity that has previously been consolidated. Please explain your rationale for continued consolidation and no change in basis.

Note 6 - Equity (Deficit), page F-20
23. Please disclose the liquidation preferences and redemption provisions of each class of preferred units. Please refer to FAS
129.

Note 9 - Contingencies, page F-22
24. It appears that the aggregate amount of delinquent VIE notes disclosed is not consistent with the disclosure on pages 24 and 29.
Please advise or revise.
25. We note your response to comment 56 in our letter dated
December
8, 2005 and the revisions to your disclosure. Please provide us with a copy of the VIE Note referred to in your response.

Note 12 - Subsequent Events, page F-24
26. Please disclose the rights, privileges, liquidation preferences and redemption provisions of the Class C preferred units.

Exhibit 12.1
27. Please provide us with a reconciliation of interest expense to the amounts reported in your consolidated statements of operations for each period presented.


*	*	*	*	*


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact William Thompson, Staff Accountant, at (202) 551-3344 or Jim Allegretto, Senior Assistant Chief Accountant, at
(202) 551-3849, if you have questions regarding comments on the financial statements and related matters. Please contact Peggy Kim,
Senior Staff Attorney, at (202) 551-3411, or me at (202) 551-3720
with any other questions.

Sincerely,



H. Christopher Owings
Assistant Director

cc:	Philip Colton, Esq.
	Winthrop & Weinstine, P.A.
	Via Facsimile
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Peter E. Julian
Performance Home Buyers, LLC
February 24, 2006
Page 1